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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 2002

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                        Commission file number: 33-60032

                      Buckeye Retirement Plus Savings Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 001

       Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 2002 and 2001


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




                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN


                              Financial Statements
                            and Supplemental Schedule
                        For the Year Ended June 30, 2002

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                                    Contents


                                                                            Page

Independent Auditor's Report                                                   2

Statements of Net Assets Available for Benefits                                3

Statements of Changes in Net Assets Available for Benefits                     4

Notes to Financial Statements                                                5-9

Supplemental Schedule

         Schedule of Assets Held for Investment Purposes at End of Year       10

Independent Auditor's Report



To the Buckeye Investment Committee
Buckeye Retirement Plus Savings Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plus Savings Plan as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plus Savings Plan at June 30, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of June 30, 2002 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   Thompson Dunavant PLC
                                                   Certified Public Accountants

November 11, 2002

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2002 and 2001


                                                                   2002                2001
                                                                -----------         -----------
Assets

Investments
    Buckeye Master Trust
      Mutual funds                                             $ 57,589,835        $ 32,827,996
      Common stock of Buckeye Technologies Inc.                  16,577,592          16,172,872
      Loans to participants                                         292,343             354,192

                                                                 74,459,770          49,355,060

Receivables
    Employer contributions                                        5,676,532                  -
    Participant contributions                                       124,422              39,058
    Other                                                            46,712              17,650

                                                                  5,847,666              56,708

Net assets available for benefits                              $ 80,307,436        $ 49,411,768


                     The accompanying notes are an integral
                       part of these financial statements.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2002 and 2001


                                                                       2002                 2001
                                                                    -------------       ------------
Additions to (reductions in) net assets attributed to:
   Investment income (loss)
     Net depreciation in fair value of investments                  $ (9,754,543)       $(14,722,572)
     Interest and dividends                                              578,850           2,571,975
                                                                    -------------       -------------
                                                                      (9,175,693)        (12,150,597)

   Participant contributions                                           3,362,722           4,056,095

   Transfer of net assets from other plans                            38,966,440           1,041,012
                                                                    -------------       -------------

        Total additions (reductions)                                  33,153,469          (7,053,490)

Deductions from net assets attributed to:
   Benefits paid to participants                                       2,222,276           2,288,901
                                                                    -------------       --------------
   Administrative expenses                                                35,525              35,659

        Total deductions                                               2,257,801           2,324,560
                                                                    -------------       --------------

Net increase (decrease) in net assets                                 30,895,668          (9,378,050)

Net assets available for benefits
   Beginning of year                                                  49,411,768          58,789,818
                                                                    -------------       --------------

   End of year                                                      $ 80,307,436        $ 49,411,768
                                                                    =============       ==============


                     The accompanying notes are an integral
                       part of these financial statements.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                          Notes to Financial Statements
                             June 30, 2002 and 2001


Note 1 - Description of Plan

The following description of Buckeye Retirement Plus Savings Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Buckeye Retirement Plus Savings Plan (the "Plan") is a defined contribution plan covering all full-time salaried and hourly employees of Buckeye Technologies Inc. and its wholly owned subsidiaries (collectively the "Company"). Employees, as defined in the Plan Agreement, are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer up to 20% of their annual compensation and may also contribute a portion or all of incentive compensation subject to Internal Revenue Service limitations.

The Company may contribute a percentage, determined annually by the Board of Directors, of each participants' compensation as defined in the Plan Agreement provided the participant is employed on the last day of the plan year. As required by the Plan Agreement, subsequent to June 30, 1996, all Company contributions are invested in the common stock of Buckeye Technologies Inc. The Company did not contribute to the Plan for the years ended June 30, 2002 and 2001.

Participant accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's discretionary contribution made on their behalf, plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in all contributions plus earnings thereon.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $5,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 2002 and 2001


Note 1 - Description of Plan (continued)

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement.

Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's share of the market value of fund holdings or are based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3 - Investments

At June 30, 2002 and 2001, the Plan's investment assets were held in a trust account by Fidelity Management Trust Company and consist of an interest in the Buckeye Master Trust. The Master Trust was composed of the common stock of Buckeye Technologies Inc., interests in ten mutual funds, and participant loans at June 30, 2002 and 2001.

The Plan allows participants to direct varying portions of their voluntary contributions and account balances into eleven different investment options which include the common stock of Buckeye Technologies Inc. and ten different mutual funds offered by Fidelity Investments.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 2002 and 2001



Note 3 - Investments (continued)

The net investment income of the Master Trust for the years ended June 30, 2002 and 2001 is summarized as follows:

                                                           2002                2001
                                                       --------------      --------------

   Interest and dividends                              $   1,102,601       $   4,609,734
   Net depreciation in fair value of investments         (16,131,979)        (24,061,690)
                                                       ---------------     --------------
                                                       $ (15,029,378)      $ (19,451,956)
                                                       ===============     ==============


The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 100% and 58.4% at June 30, 2002 and 2001, respectively.

The fair value of individual investments which represent five percent (5%) or more of the Plan's net assets available for benefits as of June 30, 2002 and 2001 is as follows:

                                                          2002                2001
                                                     -------------       -------------

   Fidelity Growth & Income Fund                     $ 21,611,045        $ 12,691,981
   Buckeye Technologies Inc. common stock              16,577,592          16,172,872
   Fidelity Spartan U.S. Equity Index Fund             10,256,355           6,690,185
   Fidelity Retirement Money Market Portfolio           5,067,407                  -
   Fidelity Puritan Fund                                5,037,702                  -
   NB Genesis Trust Fund                                4,170,101                  -

During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                              2002               2001
                                                        ---------------     --------------

   Mutual funds                                         $ (4,689,428)       $ (5,639,678)
   Common stock of Buckeye Technologies Inc.              (5,065,115)         (9,082,894)
                                                        ---------------     --------------
                                                        $ (9,754,543)       $(14,722,572)
                                                        ===============     ==============

Note 4 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 2002 and 2001

Note 4 - Nonparticipant-directed investments (continued)

                                                             2002            2001
                                                        ------------      -----------
    Net assets:
    Common stock of Buckeye Technologies Inc.            $6,192,027       $9,584,050

    Changes in net assets:
    Net depreciation in fair value of investments        (3,028,175)      (5,367,326)
    Benefits paid to participants                          (362,235)        (403,973)
    Administrative expenses                                  (1,613)          (1,536)


Note 5 - Loans to participants

The loans to participants were transferred to the Plan with the net assets of the Alpha Cellulose Corporation Cash Option Thrift Plan on July 1, 1998 and the net assets of Buckeye Mt. Holly LLC Retirement Savings Plan on July 1, 2000. New loans are not provided for in the Plan Agreement. The loans are secured by the balance in the participant's account and retained the existing repayment periods and interest rates. As of June 30, 2002, interest rates on loans to participants ranged from 8.75% to 10%. Principal and interest is repaid ratably through payroll deductions.


Note 6 - Transfer of net assets from other plans

On June 28, 2002, Buckeye Retirement Plan was merged into the Buckeye Retirement Plus Savings Plan. Prior to the merger, the plans covered eligible employees of Buckeye Technologies Inc. and its wholly owned subsidiaries. The transferred net assets have been recognized in the accounts of the Buckeye Retirement Plus Savings Plan as of June 28, 2002, at their balances as previously carried in the accounts of the Buckeye Retirement Plan. The changes in net assets of the plans are included in their respective statements of changes in net assets available for benefits for the year ended June 30, 2002. A summary of the transferred net assets is as follows:

    Investments at fair value                            $ 33,289,908
    Employer contributions receivable                       5,676,532
                                                         ------------
                                                         $ 38,966,440
                                                         ============

As a result of this merger, on July 1, 2002 Buckeye Retirement Plus Savings Plan changed its name to Buckeye Retirement Plan.

On July 1, 2000, Buckeye Mt. Holly LLC Retirement Savings Plan was merged into Buckeye Retirement Plus Savings Plan. The transferred net assets from Buckeye Mt. Holly LLC Retirement Savings Plan totaled $1,041,012.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 2002 and 2001


Note 7 - Related party transactions

The Plan purchased $1,936,843 and sold $2,941,760 of the Plan Sponsor's common stock during the year ended June 30, 2002. During the year ended June 30, 2001, the Plan purchased $4,267,930 and sold $3,072,683 of the Plan Sponsor's common stock. The stock held by the Plan at June 30, 2002 and 2001 had a market value of $16,577,592 and $16,172,872, respectively.

Plan investments include interests in certain mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. as of June 30, 2002 and 2001. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and, therefore, these investments and related investment transactions qualify as party-in-interest. Fees paid to Fidelity totaled $35,525 and $35,659 for the years ended June 30, 2002 and 2001, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.

Note 8 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC), and is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Note 9 - Concentration of market risk

The Plan has invested a significant portion of its assets in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 21% of the Plan's net assets available for benefits as of June 30, 2002. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

Note 10 - Subsequent event

On July 1, 2002, the Plan was amended and restated to incorporate the basic features of the Buckeye Retirement Plan. The Buckeye Retirement Plan was merged into the Plan on June 28, 2002 (see note 6). This restatement includes changes to participant contributions and Company contributions among other plan provisions.

Included in the restatement was the change in the name of the Plan to The Buckeye Retirement Plan effective July 1, 2002.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                       EIN: 62-1518973 / Plan Number: 001

                                  June 30, 2002


                                                                                              Current
(a)   (b)(c) Identity of Issue/Description                               (d) Cost            (e) Value
---   -------------------------------------                              ---------           ----------
      Buckeye Master Trust

      Mutual funds
 *        Fidelity Growth & Income Fund                              $         **            $21,611,045
 *        Fidelity Spartan U.S. Equity Index Fund                              **             10,256,355
 *        Fidelity Retirement Money Market Portfolio                           **              5,067,407
 *        Fidelity Puritan Fund                                                **              5,037,702
             NB Genesis Trust Fund                                             **              4,170,101
             Davis NY Venture A Fund                                           **              3,386,511
             Alger Capital Appreciation Fund                                   **              2,660,544
             PIMCO Capital Appreciation Fund                                   **              2,295,184
             Strong Government Securities Fund                                 **              1,755,951
 *        Fidelity Diversified International Fund                              **              1,349,035
                                                                                             -----------
                                                                                              57,589,835

 *      Buckeye Technologies Inc. common stock                         26,812,343             16,577,592

        Loans to participants, interest rates ranging from
         8.75% to 10%                                                           -                292,343
                                                                       -----------            ----------

          Total assets held for investment purposes at end of year   $ 26,812,343            $74,459,770
                                                                     ============            ===========


 *  Represents a party-in-interest.
**  Cost omitted for participant directed investments.

                      BUCKEKE RETIREMENT PLUS SAVINGS PLAN

                                  Exhibit Index


Exhibit No.                                      Description

23                                               Consent of Independent Auditors

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Buckeye Retirement Plus Savings Plan



By:/S/ GAYLE L. POWELSON
   --------------------------------------------------------------
Gayle L. Powelson, Senior Vice President, Chief Financial Officer


Date: December 26, 2002